Via Facsimile and U.S. Mail
Mail Stop 4720

October 5, 2009

David Teitel
Chief Financial Officer
Inverness Medical Innovations, Inc.
51 Sawyer Road, Suite 200
Waltham, MA 02453

Re: **Inverness Medical Innovations, Inc.**
       Form 10-K and Form 10-K/A for the Fiscal Year Ended December 31, 2008
       Definitive Proxy Statement filed April 30, 2009
       File Number: 001-16789

Dear Mr. Teitel:

       We have reviewed your September 22, 2009 response to our September 1, 2009
letter and have the following comments. In our comments, we ask you to provide us with
information to better understand your disclosure. Where it requests you to revise
disclosure, the information you provide should show us what the revised disclosure will
look like and identify the annual or quarterly filing, as applicable, in which you intend to
first include it. If you do not believe that revised disclosure is necessary, explain the
reason in your response. After reviewing the information provided, we may raise
additional comments and/or request that you amend the above filings.

Form 10-K/A for the Fiscal Year Ended December 31, 2008 filed April 10, 2009

Consolidated Statement of Cash Flows, page F-8

1.   Refer to your response to prior comment three. You stated on page F-42 in your
       2007 10-K that your estimated amortization expense for 2008 was $124.9 million.
       Your Cash Flow Statement in your 2008 10-K states that your depreciation and
       amortization in 2008 was $267.9 million in 2008, which is significantly higher
       than last year's depreciation and amortization and significantly higher than the
       amortization expense estimate for 2008. Please provide us a breakdown of the
       $267.9 million, and tell us why the amount is significantly higher than last year
       and why significantly higher than the previously estimated amount of
       amortization for 2008. Please provide additional disclosure as necessary.

Notes to Consolidated Financial Statements
(2) Summary of Significant Accounting Policies
(l) Revenue Recognition, page F-13

2.   Refer to your response to prior comment two. Please tell us how you determined
       the performance criteria with respect to your service revenue contracts is under
       your control given that a portion of your fees are refundable to the customer based
       on the financial cost savings of the customer. It appears that if the contingency is
       reliant on actions of the customer, the fees are not fixed and determinable and do
       not meet the criteria for revenue recognition.

(13) Investment in Unconcolidated Entities and Marketable Securities
(a) Equity Method Investments
(i) Joint Venture with P&G, page F-52

3.   Refer to your response to prior comment four. Please provide us a detailed
       analysis supporting your conclusion that the joint venture with P&G was deemed
       to be a business under ASC 810-10-55-9 through 15 (formerly Appendix C of
       FIN 46(R)).

Definitive Proxy Statement filed April 30, 2009

Compensation Discussion and Analysis
Executive Compensation Process
Elements of Compensation, page 23

4.   In response to prior comment six, you state in your revised disclosure for each of
       Mr. Zwanziger, Dr. Scott, Dr. McAleer and Dr. Geraty that the Compensation
       Committee considered, among other factors, "his performance and contribution to
       our overall goals and objectives" in increasing base salary and granting stock
       option awards. Please expand your disclosure to disclose your overall goals and
       objectives. Please also describe the performance and contribution by each above
       named executive officer in relation to each goal and objective, including, as
       applicable, the level of achievement of these goals and objectives and how the
       level of achievement affected the adjustments to base salaries and grant of stock
       option awards.

                                    * * * *

        Please provide us the information requested within 10 business days or tell us
when you will provide us with a response. Please furnish a cover letter with your response
that keys your response to our comments. Detailed cover letters greatly facilitate our
review. Please furnish your letter on EDGAR under the form type label CORRESP.

You may contact Staci Shannon, Staff Accountant, at (202) 551-3374 or Mary Mast, Review Accountant, at (202) 551-3613 if you have any questions regarding the processing of your response, as well as any questions regarding comments on the financial statements and related matters. You may contact Jennifer Riegel, Staff Attorney, at (202) 551-3575 with questions on the Definitive Proxy Statement comment. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant